Collins Barrow
Chartered Accountants

Collins Barrow Edmonton LLP
2380 Commerce Place
10155 – 102 Street N.W.
Edmonton, Alberta
T5J 4G8 Canada

T. 780.428.1522
F. 780.425.8189

www.collinsbarrow.com

January 6, 2011

Alberta Securities Commission
4th Floor, 300 – 5th Avenue S.W.
Calgary AB T2P 3C4

- and -

British Columbia Securities Commission
701 West Georgia Street
PO Box 10142, Pacific Centre
Vancouver BC V7Y 1L2

ATTENTION: CONTINOUS DISCLOSURE

Re: Titan Trading Analytics Inc. (the "Corporation")
Change of Auditors
Notice Pursuant to Part 4.11 of National Instrument 51-102

As required by Part 4.11 of National Instrument 51-102, we have reviewed the information contained in the Corporation's Notice of Change of Auditor dated January 5, 2011, and do not disagree with the information contained in the notice.

We understand that the Notice of Change in Auditor, along with this letter and a similar letter from Smythe Ratcliffe LLP, successor auditor, will be filed with the securities regulatory authorities and provided to the Corporation's registered shareholders with the meeting materials relating to the Corporation's next meeting of shareholders.

Yours truly,

Collins Barrow Edmonton LLP

Collins Barrow Edmonton LLP

cc: Symthe Ratcliffe LLP
Titan Trading Analytics Inc.